22900 Shaw Road, Suite 111

Sterling, VA  20166

telephone: (571) 287-2388

                                             April 29, 2013

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20249

Attention:	Mark P. Shuman, Branch Chief - Legal

Re:	IceWEB, Inc. (the “Company”)

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed April 23, 2013

File No. 333-178954

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comments to James M. Schneider, Esq., counsel for the Company, via telephone call on April 25, 2013. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed Post-Effective Amendment No. 3 to the Registration Statement on Form S-1.

1.           The staff advised that the number of shares referenced in the first paragraph of Exhibit 5.1, the opinion of Pearlman Schneider LLP, conflicted with the number of shares covered by this registration statement. We have filed a new, currently dated opinion as Exhibit 5.1 to Post-Effective Amendment No. 3 in which this discrepancy has been corrected. This opinion also contains a consistent use of the defined term “Registerable Securities.”

2.           The staff advised that the number of shares in the selling stockholder table appearing on page 45 contained a mathematical error. This table has been corrected in Post-Effective Amendment No. 3.

3.           Lastly, the staff advised that it did not appear that all revisions to Post-Effective Amendment No. 2 from Post-Effective Amendment No. 1 had been properly marked. We have requested that the EDGAR filer also “R tag” the revisions in Post-Effective Amendment No. 2 from Post-Effective Amendment No. 1 in this Post-Effective Amendment No. 3.

We trust the foregoing sufficiently responds to the staff’s comments. We will contact the staff in a few days to coordinate the filing of an acceleration request. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing;

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•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from taking full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky,
Chief Financial Officer

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